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             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                    S C H E D U L E   13G
                       (Rule 13d-102)

       Information To Be Included in Statements Filed
         Pursuant to Rules 13d-1(b), (c) and (d) and
              Amendments Thereto Filed Pursuant
                         to 13d-2(b)
                     (Amendment No. __)1


               MARINE SHUTTLE OPERATIONS, INC.
                      (Name of Issuer)

           COMMON STOCK, PAR VALUE $.001 PER SHARE
               (Title of Class of Securities)

                          56844D103
                       (CUSIP Number)

                      December 21, 1998
   (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ]    Rule 13d-1(b)
        [ ]    Rule 13d-1(c)
        [X]    Rule 13d-1(d)



        1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Page 2 of 6 Pages


CUSIP No.  56844D103                           13G

    1
NAME OF REPORTING PERSON

               Franz Eder

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

C

 2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   [ ]

                                      (b)   [ ]

   3
SEC USE ONLY

 4CITIZENSHIP OR PLACE OF ORGANIZATION

               German

    Number of
     Shares
  Beneficially
    Owned By
      Each
    Reporting
     Person
      With
   5
SOLE VOTING POWER

                              7,600,000
6SHARED VOTING POWER

7SOLE DISPOSITIVE POWER

                              7,600,000
8SHARED DISPOSITIVE POWER

9AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

               7,600,000

C

10CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*                  [ ]

11PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               22.6%
12TYPE OF REPORTING PERSON*
               IN
                              *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                          Page 3 of 6 Pages



Item 1(a).  Name of Issuer:

 Marine Shuttle Operations, Inc.

Item 1(b).  Address of Issuer's Principal Executive
Offices:

 4410 Montrose Boulevard, Houston, Texas 77006

Item 2(a).  Name of Person Filing:

Franz Eder

Item 2(b).  Address of Principal Business Office or, if
None, Residence:

4410 Montrose Boulevard, Houston, Texas 77006

Item 2(c).  Citizenship:

German

Item 2(d).  Title of Class of Securities:

Common Stock, par value $.001 per share

Item 2(e).  CUSIP Number:

56844D103

Item 3.     If this statement is filed pursuant to Rules
            13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

        (a) [ ]Broker or dealer registered under Section 15 of the Act;

        (b) [ ]Bank as defined in Section 3(a)(6) of the Act;

        (c) [ ]Insurance Company as defined in Section
               3(a)(19) of the Act;

        (d) [ ]Investment Company registered under
               Section 8 of the Investment Company Act;

        (e) [ ]An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

        (f) [ ]An employee benefit plan or endowment fund in accordance with Rule 13d-
               1(b)(1)(ii)(F);

        (g) [ ]A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

                                          Page 4 of 6 Pages

        (h) [ ]A savings association as defined in Section
               3(b) of the Federal Deposit Insurance Act:

        (i) [ ]A church plan that is excluded from the definition of investment company under
               Section 3(c)(14) of the Investment Company
               Act;

        (h) [ ]Group, in accordance with Rule 13d-
               1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.        Ownership.

        As of December 31, 1998, the beneficial ownership information of Franz Eder with respect to the subject securities was as follows:

        (a) Amount beneficially owned:  7,600,0001

        (b) Percent of class:        22.6%

        (c) Number of shares as to which such person has:

            (i)       Sole power to vote or to direct the
                      vote  7,600,000

            (ii)      Shared power to vote or to direct the
                      vote   - 0 -

            (iii) Sole power to dispose or to direct the
disposition of     7,600,000

            (iv)  Shared power to dispose or to direct the
disposition of   - 0 -                                    .

Item 5.        Ownership of Five Percent or Less of a
Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

_____________
  1The shares are being held by a pooling trustee pursuant to the terms of a pooling trust agreement. Mr. Eder shall receive ten percent of such shares on July 1, 1999, and an additional thirty percent of such shares on July 1st of each of the three years thereafter. The trustee shall seek instructions from Mr. Eder before taking any action as a stockholder with respect to any of the shares held in trust.

                                          Page 5 of 6 Pages

Item 6.        Ownership of More than Five Percent on
Behalf of Another Person.

Not applicable.

Item 7.        Identification and Classification of the
               Subsidiary Which Acquired the Security
               Being Reported on by the Parent Holding
               Company.

Not applicable.

Item 8.        Identification and Classification of
Members of the Group.

Not applicable.

Item 9.        Notice of Dissolution of Group.

Not applicable.

                                          Page 6 of 6 Pages

                          Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 26, 1999


 /s/ Franz Eder
Franz Eder